December 17, 2024

Christopher Lapointe
Chief Financial Officer
SoFi Technologies, Inc.
234 1st Street
San Francisco, California 94105

       Re: SoFi Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39606
Dear Christopher Lapointe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance